

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

December 9, 2009

Mr. Brian Fiddler
Hard Creek Nickel Corporation
1060-1090 West Georgia Street
Vancouver, British Columbia
V6E 3V7, Canada

> **Re: Hard Creek Nickel Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 23, 2009**
> **File No. 0-52326**

Dear Mr. Fiddler:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1.   We note that you refer to your filing as a registration statement in disclosures throughout your document. Please update your disclosures to be consistent with those required in an annul report on Form 20-F.

Operating and Financial Review and Prospects, page 28

2.	We note your discussion of operating results and critical accounting policies is based on information prepared in accordance with U.S. GAAP. However, your primary financial statements are presented in accordance with Canadian GAAP. Please comply with Instruction 2 to Item 5 of Form 20-F, which requires that your discussion focus on the primary financial statements presented in the document, with reference to any differences between U.S. and Canadian GAAP that you believe are necessary for an understanding of the financial statements. Please also correct your disclosure in the first paragraph under this heading stating that your financial statements were prepared in accordance with U.S. GAAP.

Item 16, page 62

C. Principal Accountant Fees and Services

3.	We note your disclosure stating that you do not believe you are subject to the disclosure requirements of Item 16C of Form 20-F. This is not an accurate view when utilizing Form 20-F for annual reports. Please disclose the information described in paragraphs (a) through (f) of this Item, as applicable to you.

Financial Statements

General

4.	We note that you have not included an audit opinion covering your financial statements for the fiscal year ended December 31, 2006. Please obtain an audit opinion for this period, and include it in an amendment to your filing.

Statement of Cash Flows

5.	Please describe the circumstances leading to the changes in the mining tax credits reported on the balance sheet, with details sufficient to understand why you show a change in mining tax credits in your reconciliation of net loss to net cash used in operating activities for 2007 but not in 2006 or 2008. Please also explain why the adjustment for 2007 is not apparent in your statement of loss.

Controls and Procedures, page 62

6.   We note your disclosure stating, "Other then the planned changes in internal control over financial reporting related to appointing additional independent directors and training employees to improve the segregation of duties described above, there were no changes during the period…." However, you have not provided disclosure in advance of this sentence under this heading of any changes made during the period. Please modify your disclosure to differentiate between planned changes to your internal control over financial reporting, and changes that have actually been implemented during the period, without qualification. If you made no changes in your internal control over financial reporting during the period covered by your report, then please state this in your disclosure.

Note 11- Differences Between Canadian and United States Generally Accepted Accounting Principles and Practices

7.   We note your disclosure stating that under U.S. GAAP your mineral acquisition and exploration costs have been impaired and expensed, while under Canadian GAAP you report $24,771,994 and $21,899,565 in deferred exploration costs at the end of 2008 and 2007, and $179,500 in interests in mineral properties at the end of both periods. Given your disclosure on page 9, stating, "The probability of any of our properties or any individual prospect ever having a commercially exploitable mineral reserve is extremely remote, in all probability our mineral resource properties do not contain any reserves and any funds that we spend on exploration will probably be lost," tell us how you determined that the costs that you capitalize under Canadian GAAP have the characteristics of property, plant and equipment as would appear to be required under EIC-174, and that no impairment would be required under ACG-11 and CICA Handbook §3063.

8.   Please explain the differences between the amounts you report as "Mineral Interest Expenditures" within cash used in operating activities under U.S. GAAP and the amounts you report as "Mineral interests costs expensed" in the reconciliation of net loss under Canadian and U.S. GAAP, for each period.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief